UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Opta Minerals Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Opta Minerals Inc.,

as the continuing corporation following the amalgamation described herein
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

68401G
(CUSIP Number of Class of Securities (if applicable))

John Dietrich
Executive Vice President and Secretary
Opta Minerals Inc.
407 Parkside Drive

PO Box 260

Waterdown, Ontario

L0R 2H0
Telephone Number: (905) 689-7361

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
401 9th Street, N.W., Suite 1000
Washington, DC 20004-2134
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 14, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents have been delivered to holders of securities, or published in the home jurisdiction, of Opta Minerals Inc. and were required to be disseminated to U.S. security holders or published in the United States:

1.	Notice of Special Meeting of Shareholders of Opta Minerals Inc. and Management Information Circular for a (the “Information Circular”), a copy of which is furnished as Exhibit 99.1 to this Form CB.

2.	Letter of Transmittal and Election Form, a copy of which is furnished as Exhibit 99.2 to this Form CB.

3.	Form of Proxy, a copy of which is furnished as Exhibit 99.3 to this Form CB.

The exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(b)	Not applicable.

Item 2.	Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included on page [10] of the Information Circular under the heading “Information for Shareholders Resident in the United States”.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)	The following reports and information have been made publicly available in connection with the transaction, in accordance with the requirements of the home jurisdiction, but do not need to be disseminated to security holders:

4.	Acquisition Agreement dated February 11, 2016 among Wedge Acquisition Holdings Inc., Wedge Acquisition Inc., Speyside Equity Fund I LP and Opta Minerals Inc., a copy of which is furnished as Exhibit 99.4 to this Form CB.

The exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(b)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Opta Minerals Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Opta Minerals Inc. shall be promptly communicated to the United States Securities and Exchange Commission by an amendment to the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTA MINERALS INC.

By: /s/ John Dietrich
Name: John Dietrich
Title: Executive Vice President and Secretary

March 14, 2016
(Date)